

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2023

Rick Pauls
President and Chief Executive Officer
DiaMedica Therapeutics Inc.
301 Carlson Parkway, Suite 210
Minneapolis, Minnesota 55305

> **Re: DiaMedica Therapeutics Inc.**
> **Registration Statement on Form S-3**
> **Filed June 30, 2023**
> **File No. 333-273068**

Dear Rick Pauls:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Amy Culbert